September 17, 2021

Via EDGAR and Federal Express

Matthew Derby, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Argo Blockchain plc Amendment No. 2 to Registration Statement on Form F-1 Filed, September 14, 2021 File No. 333-258926

Dear Mr. Derby:

On behalf of Argo Blockchain plc (the “Company”), we hereby submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Registration Statement, as set forth in the Staff’s letter dated September 14, 2021. Concurrently with this letter, we are filing to the Commission an amended Registration Statement on Form F-1 (the “Registration Statement”). For the Staff’s reference, we are also providing to the Staff a copy of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the Company’s Form F-1 filed with the Commission on September 14, 2021.

In this letter, we have recited the comments from the Staff in bold type. The responses follow each comment and, where applicable, include page references to the Registration Statement indicating where disclosure has been added in response to the Staff’s comment.

Amendment No. 2 to Form F-1 filed on September 14, 2021

Recent Developments, page 2

1.	You state that mining revenue amounted to £5.6 million in July and £6.8 million in August 2021. Please tell us how this compares to the revenue of £5.9 million and £7.2 million as previously disclosed in the Recent Development section of your September 10, 2021 amendment. Also, revise here to explain why you are providing this information and discuss any limitations regarding such information. In this regard, it appears that this information does not represent a complete picture of your operations for the periods presented.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Response: The Company respectfully advises the Staff that the revenue figures of £5.6 million and £6.8 million for mining revenue in July and August 2021, respectively, reflected in the Recent Developments section contained in the Company’s filings on September 10, 2021 and September 14, 2021 were unchanged. The figures of £5.9 million and £7.2 million for July and August 2021, respectively, that appeared in the reconciliation table included in the Recent Developments section in the September 10, 2021 filing were for Total Revenue, which includes mining revenue plus a small amount of management fees paid to the company for services provided to third parties to manage mining machines on their behalf. This revenue stream is not material to the Company, but is discussed in Note 3 to the Unaudited Interim Consolidated Financial Statements on page F-37. For clarity, the Company's calculation of Bitcoin and Bitcoin Equivalent Mining Margin includes only mining revenue in the numerator and the denominator.

Additionally, the Company has revised its disclosure on page 2 of the amended Registration Statement to respond to the Staff’s comment.

The Offering, page 8

2.	Please state that the number of ordinary shares to be outstanding after the offering is based on 456,832,335 ordinary shares outstanding as of June 30, 2021; however, as per the June 30, 2021 balance sheet there are 381,832,335 ordinary shares outstanding. Please explain or revise.

Response: The Company has revised the Registration Statement on pages 8 and 70 to respond to the Staff’s comment.

Summary Historical Consolidated Financial and Other Data

Group Statement of Financial Position, page 10

3.	Please tell us how you calculated the pro forma, as adjusted cash and cash equivalents of $191,378,348 both here and in the Capitalization table and explain why the amounts differ. Based on the pro forma cash and cash equivalents of $47,155,328 as further adjusted for $124.0 million of offering proceeds and $25.0 million for the repayment of debt, it appears that the pro forma, as adjusted cash and cash equivalents should be approximately $146,155,329. Also please correct the actual total assets on a US$ basis.

Response: The Company has revised the Registration Statement on pages 10 and 70 to respond to the Staff’s comment.

Capitalization, page 70

4.	Please address the following as it relates to your Capitalization table disclosures:

•	Explain what the "stockholders' equity" line item represents.

•	Consider including a subtotal for total stockholders' equity and ensure that such amount agrees to the June 30, 2021 balance sheet. In this regard, the additional paid-in- capital actual amount as currently disclosed here does not agree to the balance sheet.

•	Revise to exclude cash and cash equivalents from the calculation of the total capitalization line item. Refer to Item 3.B of Form 20-F.

•	Provide us with a reconciliation of each line item in the table from the actual to pro forma to pro forma, as adjusted amounts.

Response: The Company has revised the Registration Statement on page 70 to respond to the Staff's comment. With respect to the Staff's request for a reconciliation of each line item in the table from the actual to pro forma to pro forma, as adjusted amounts, we respectfully advise the Staff that:

•	The only differences between the actual and pro forma amounts are that (1) pro forma cash and cash equivalents and pro forma total debt have each been increased by the Company’s $25 million (£18 million) term loan with Galaxy Digital LLC and (2) pro forma total capitalization has been accordingly increased. All other actual and pro forma figures are identical; and

•	The only differences between the pro forma and pro forma, as adjusted amounts are that: (1) pro forma, as adjusted cash and cash equivalents has been increased by the $124,385,000 (£90,094,886) estimated net proceeds of this offering as reduced by the repayment of the Company’s $25 million (£18 million) term loan with Galaxy Digital LLC; (2) pro forma, as adjusted total debt has been reduced by the repayment of the Company’s $25 million (£18 million) term loan with Galaxy Digital LLC; (3) pro forma, as adjusted stockholders' equity has been increased by the $103,545 (£75,000) nominal value of the ordinary shares issuable in this offering; (4) pro forma, as adjusted additional paid-in capital has been increased by the $124,385,000 (£90,094,886) estimated net proceeds of this offering less the $103,545 (£75,000) nominal value of the ordinary shares issuable in this offering; and (5) pro forma, as adjusted total capitalization has been accordingly increased. All other pro forma and pro forma, as adjusted figures are identical.

Notes to Unaudited Interim Financial Statements

Note 15. Common Stock, page F-44

5.	We note your revised disclosures in response to prior comment 4. Please further revise to provide a rollforward of the number and weighted average exercise price of options and warrants from December 31, 2020 to June 30, 2021 and include each of the items identified in IFRS 2.45(b).

Response: The Company has revised the Registration Statement on page F-45 to respond to the Staff’s comment.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me at (650) 565-7000 or at mwellington@sidley.com or Nigel D.J. Wilson at +44 (20) 7360 3604 or at nigel.wilson@sidley.com.

Sincerely,

/s/ Martin A. Wellington
Martin A. Wellington

cc:          Larry Spirgel, Esq., Securities and Exchange Commission

Peter Wall, Argo Blockchain plc

Nigel D.J. Wilson, Sidley Austin LLP

Stelios G. Saffos, Latham & Watkins LLP

Adam J. Gelardi, Latham & Watkins LLP

Scott W. Westhoff, Latham & Watkins LLP